EXHIBIT 99.1

Telkom SA Limited

(Registration Number 1991/005476/06)

ISIN ZAE000044897

JSE and NYSE Share Code TKG

(“Telkom”)

Appointment of Wally Beelders as Chief Marketing and Sales Executive and Charlotte Mokoena as the Group Executive Human Resources

Telkom CEO, Papi Molotsane has announced the appointment of Wally Beelders as Chief Marketing and Sales Executive and Charlotte Mokoena as the Group Executive Human Resources.

Beelders joined Telkom in 1977 and previously held the position of Managing Executive for Corporate and Global Markets. Mokoena has been with Telkom since 2002 and held the position of Group Executive for Centre for Learning and Organisational Capacity.

The two appointments are line with steering the company towards its new direction as a leading customer and employee centric ICT solutions provider.

Molotsane congratulated both Beelders and Mokoena on their appointments and said that he was confident that they have the ability to steer Telkom towards its new vision.

Pretoria

6 December 2005